Exhibit 99.4

May 16, 2024

To:	Ontario Securities Commission, as Principal Regulator

And to:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Nunavut Securities Office

Re:         Short Form Base Shelf Prospectus dated May 16, 2024 (the “Base Shelf Prospectus”) of Glass House Brands Inc. (the “Issuer”)

Please be advised that the Issuer is relying on Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers (Interim Class Order) as well as equivalent orders or instruments in each of the other provinces and territories of Canada as described in CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (collectively, the “Orders”) with respect to the filing of the Base Shelf Prospectus.

The Issuer satisfies the definition of “well-known seasoned issuer” or “WKSI” in each of the Orders by virtue of the fact that, as of April 30, 2024, the Issuer’s public float (as defined in each of the Orders) of outstanding listed equity securities was approximately US$623,585,823 (approximately C$857,181,073 based on the Bank of Canada daily average exchange rate of 1.3746 as of such date).

The Issuer is eligible to file a short form prospectus in reliance on section 2.2 of National Instrument 44- 101 – Short Form Prospectus Distributions (“NI 44-101”).

For and on behalf of the Issuer, and without personal liability, the undersigned certifies that the Issuer satisfies the requirements of each of the Orders, including that:

(a)	the Issuer meets the definition of a WKSI (as defined in each of the Orders) as of a date within 60 days preceding the date hereof;

(b)	the Issuer is and has been a reporting issuer in at least one jurisdiction of Canada for 12 months;

(c)	the Issuer is eligible to file a short form prospectus and has satisfied the criteria of section 2.2 of NI 44-101;

(d)	the Issuer has satisfied the requirements to be qualified to file a short form prospectus under section 2.8 of NI 44-101;

(e)	the Issuer has no mining operations;

(f)	the Issuer is not an ineligible issuer (as defined in any of the Orders);

(g)	the Issuer is not an investment fund;

(h)	the Issuer has no outstanding asset-backed securities;

(i)	the Base Shelf Prospectus:

(i)	complies with the requirements of National Instrument 41-101 – General Prospectus Requirements, NI 44-101, and National Instrument 44-102 – Shelf Distributions (except as exempted or otherwise provided under all of the Orders);

(ii)	does not qualify the distribution of any asset-backed security;

(iii)	includes as part of the basic disclosure about the distribution the following statement on the cover page: “filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer”; and

(iv)	includes cover page disclosure confirming that the Issuer qualifies as a WKSI and the date of that determination;

(j)	concurrently with the filing of the Base Shelf Prospectus, the Issuer has paid the fee otherwise required for the filing of a preliminary short form prospectus; and

(k)	the Issuer has delivered to the regulator any personal information forms that would be required under section 4.1 of NI 44-101 if the Issuer were filing a preliminary short form prospectus.

If you have any questions or require further information in respect of the foregoing, please do not hesitate to contact the external legal counsel of the undersigned at 416.777.6448 or sonshinea@bennettjones.com.

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Yours truly,

GLASS HOUSE BRANDS INC.

Per:	(signed) “Benjamin Vega”
	Name:	Benjamin Vega
	Title:	General Counsel and Corporate Secretary

[Signature Page - WKSI Cover Letter]